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Exhibit 12

Prime Succession, Inc. and subsidiaries
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)


                                                          Three Months Ended
                                                               March 31,
                                                               ---------
                                                          2000           1999
                                                          ----           ----
Ratio of Earnings to Fixed Charges

Earnings:
         Income (loss) before income taxes               $(4,210)     $   224
         Add: Fixed charges, net                           6,613        6,092

Income before income taxes and fixed charges, net          2,403        6,316

Fixed Charges:
         Total interest (1)                                6,314        5,852
         Interest factor in rents(2)                         299          240

                  Total fixed charges                      6,613        6,092

Ratio of earnings to fixed charges                           .36         1.04

Coverage deficiency (surplus) (3)                          4,210         (224)

FN


(1) Total interest expense for each period includes amortization of loan costs.


(2) Interest factor in rents represents one-third of rent expense, which is considered representative of the interest factor.

(3) The Company's earnings are inadequate to cover fixed charges for three months ended March 31, 2000 and are adequate to cover fixed charges for the three months ended March 31, 1999. Coverage deficiency represents the excess of fixed charges over income before income taxes and fixed charges, net. Coverage surplus represents the excess of income before income taxes and fixed charges, net over fixed charges.